Filed by Blue Ridge Bankshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Virginia Community Bankshares, Inc.

Explanatory Note: On November 4, 2019, the following communication was distributed to shareholders of Virginia Community Bankshares, Inc.

P.O Box 888

Louisa, VA 23093-0888

540/967-2111

A. Preston Moore, Jr.
President and CEO

SUBJECT:	Update on Blue Ridge Bankshares Transaction	November 1, 2019
SEC Effectiveness and Special Shareholder Meeting

Dear Shareholder:

We continue to make progress toward merging with Blue Ridge Bankshares, Inc. (Blue Ridge) and we anticipate that the merger will occur by the end of the year. We recently received notice that the Securities and Exchange Commission (SEC) completed its review of Blue Ridge’s Form S-4 registration statement and declared it effective, allowing each company to mail proxy materials to its shareholders.

As a shareholder of Virginia Community Bankshares, Inc. (VCB), you will soon receive an important package containing those proxy materials. This package will contain a notice of the Special Meeting of Shareholders of VCB scheduled for December 12, 2019 and a proxy statement/prospectus containing information about the proposed merger. The package will also include a proxy card asking shareholders to vote in favor of the merger and all other proposals included on the proxy card (either via the Internet, telephone, facsimile transmission or mail) before the Special Meeting on December 12, 2019. The package is expected to be mailed on or about November 5, 2019. Please be on the lookout!

Additionally, for those who have interest in attending the Special Meeting in person, the date, time and place have now been set: Thursday, December 12, 2019 at 11:00 a.m. local time at VCB’s corporate office located at 114 Industrial Drive, Louisa, Virginia 23093.

As detailed in the proxy materials, the VCB Board of Directors unanimously believes this merger is in the best interests of our shareholders and recommends that the shareholders vote “FOR” the proposed merger, as well as “FOR” all other proposals included on the proxy card. Importantly, we cannot complete the merger unless we have an affirmative vote of at least two-thirds of VCB’s common stock entitled to vote on the merger as of the close of business on October 24, 2019, the record date for the Special Meeting. Your vote is important no matter how many shares you own!

VCB shareholders who need assistance in completing the proxy card or voting instructions form or who have questions regarding the Special Meeting may contact Regan & Associates, Inc., our proxy solicitor, at (800) 737-3426.

You will also receive an election form in a separate mailing permitting you to (a) elect to receive 3.05 shares of Blue Ridge common stock in exchange for each share of VCB common stock held by you, plus cash in lieu of any fractional share interest, (b) elect to receive $58.00 in cash in exchange for each share of VCB common stock held by you, or (c) indicate that you make no election with respect to the consideration to be received by you in exchange for your shares of VCB common stock. The merger consideration is subject to allocation and proration procedures intended to ensure that 60% of the outstanding shares of VCB common stock will be converted into the right to receive shares of Blue Ridge common stock and 40% of the outstanding shares of VCB common stock will be converted into the right to receive cash. The form of the consideration ultimately received by you will depend upon your election, the allocation and proration procedures described above and the choices of other VCB shareholders, and may be different from what you elect.

In order to make an effective election, you must send in your properly completed election form to Computershare Trust Company, N.A. (Computershare), the exchange agent, no later than 5:00 p.m., Eastern time, on December 11, 2019, the election deadline. If you either (a) do not submit a properly completed election form by the election deadline or (b) revoke your election form prior to the election deadline and do not resubmit a properly completed election form by the election deadline, the shares of VCB common stock held by you will be designated no election shares. Please read the election form carefully and follow the instructions contained in that mailing. If you need assistance completing the election form, please contact Computershare, the exchange agent for the merger, at (888) 566-8006.

If your VCB stock certificate has been lost, stolen or destroyed, please contact Amy M. Schick, Corporate Secretary, by e-mail at amy.schick@vacmbk.com, or by telephone at (540) 967-2111. You may be able to receive a new stock certificate upon the making of an affidavit of that fact. If you wait until after the merger is effective, you may be required to post a bond or pay a processing fee.

Sincerely,

A. Preston Moore, Jr.

President and Chief Executive Officer

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed merger between Blue Ridge and VCB, on August 8, 2019 Blue Ridge filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, as amended on October 4, 2019 and October 30, 2019, containing a joint proxy statement of Blue Ridge and VCB that also contains a prospectus of Blue Ridge. The registration statement was declared effective by the SEC on October 31, 2019, and Blue Ridge and VCB expect to commence mailing the definitive joint proxy statement/prospectus to the shareholders of Blue Ridge and VCB on or about November 5, 2019.

SECURITY HOLDERS OF BLUE RIDGE AND VCB ARE ADVISED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLUE RIDGE, VCB AND THE PROPOSED MERGER TRANSACTION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from A. Preston Moore, Jr., Virginia Community Bankshares, Inc., 408 East Main Street, Louisa, Virginia 23093, or by telephone at (540) 967-2111.

Blue Ridge, VCB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and VCB in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and VCB, including information regarding the interests of those persons and other persons who may be deemed participants in the transaction, is included in the joint proxy statement/prospectus of Blue Ridge and VCB filed with the SEC. You may obtain free copies of each document as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements regarding Blue Ridge, VCB and the proposed merger. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential”, “would”, “should”, “could”, “will” or “may”. These statements include, without limitation, Blue Ridge’s and VCB’s expectations regarding the combined company’s increased products and services, the benefit from expanding the business footprint, the quality and financial standing of the respective companies, the strategic benefit of the merger, the quality, quantity and timing of earnings accretion, the vision and decision-making of management, the future financial performance of the combined entity and the likelihood or timing of the closing of the merger. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, and these statements may not be realized. The following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that certain regulatory approvals and other conditions to the merger of Blue Ridge and VCB are not received or satisfied on a timely basis or at all; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger and otherwise; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” in Blue Ridge’s registration statement filed with the SEC, which is available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Ridge or VCB. Forward-looking statements are made only as of the date of this communication, and neither Blue Ridge nor VCB undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.